File No. 70-9319
                   SECURITIES AND EXCHANGE COMMISSION
                         450 FIFTH STREET, N.W.
                         WASHINGTON, D.C.  20549
               __________________________________________
                           AMENDMENT NO. 1 TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________
                              Cinergy Corp.
                        Cinergy Investments, Inc.
                     Cinergy Global Resources, Inc.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202
                (Name of companies filing this statement
              and addresses of principal executive offices)
                              Cinergy Corp.
             (Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)
(Name and address of agent of service)
Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                  William T. Baker, Jr.
Associate General Counsel            Thelen, Reid & Priest LLP
Cinergy Corp.                        40 West 57th Street
(address above)                      New York, New York  10019

The application in this proceeding, originally filed on June 19, 1998, is hereby amended in the following respects:
1. The penultimate paragraph of Item 1.B ("Description of Proposed Transactions/Overview of Requested Authorization") is replaced in its entirety by the following text:
            Applicants propose that upon issuance of the requested order certain outstanding orders be superseded, in whole or in part, or amended./1/

2. Item 1.D.2 ("Description of Proposed Transactions/Proposed Transactions/Issuance by Cinergy of guarantees") is replaced in its entirety by the following text:
            2.   Issuance by Cinergy of guarantees
            Under prior Commission orders, Cinergy is currently authorized to issue guarantees on behalf of certain system companies, subject to different ceilings on the total amount of guarantees that Cinergy can issue. As explained below, one ceiling applies to guarantees of Exempt Projects and EWG/FUCO Project Parents; another to guarantees of rule 58 subsidiaries and certain other
       Cinergy subsidiaries; and still another to guarantees of Cinergy Solutions and its subsidiaries. In addition, the guarantee authority in the prior orders expires at varying dates.
            Applicants propose to centralize and consolidate the existing guarantee authority and to substitute a single ceiling limiting the maximum amount of guarantees in place of the three different ceilings that now apply.
       The requested authorization would also expand the roster of Cinergy system companies on whose behalf Cinergy can issue guarantees, throughout the Authorization Period, to include (among other system companies) Intermediate Parents and
Nonutility Companies.
                 a.   Existing Cinergy guarantee authority
            Under the Project Parent Order as amended by the 100% Order, Cinergy can issue guarantees on behalf of obligations of Exempt Projects and EWG/FUCO Project Parents from time to time through December 31, 1999, provided that Cinergy's "aggregate investment" as determined pursuant to rule 53 does not exceed 100% of Cinergy's consolidated retained earnings ("100% Limitation").
            Under the May 1997 Order, Cinergy is authorized to guarantee, through December 31, 2002, obligations of (a) certain existing Cinergy system companies (i.e., Cinergy
       Services, KO, Tri-State, Cinergy Resources, Cinergy Capital & Trading, Cinergy Technology and Enertech Associates) and (b) rule 58 companies in which Cinergy or any of its subsidiaries thereafter acquires an interest.
       Initially, these guarantees were subject to a $1 billion cap (in addition to the aggregate investment provisions of rule 58, where applicable), which also covered short-term debt and commercial paper issued by Cinergy. Under the terms of the January 1998 Order, the cap was raised to $2 billion, covering these guarantees, Cinergy short-term debt and commercial paper as well as up to $400 million of Cinergy debentures if and when authorized by the
       Commission./2/
            Finally, the Cinergy Solutions Order authorized
       Cinergy to guarantee debt and other obligations of Cinergy Solutions and its subsidiaries from time to time through December 31, 2001 in a maximum principal amount at any time outstanding not to exceed $250 million.
                 b.   Proposed Cinergy guarantee authority
            To the extent not otherwise exempt under the Act, Cinergy requests authority from time to time through the Authorization Period to guarantee the debt or other securities or obligations of (i) any and all existing and
       future Intermediate Parents (including Cinergy Investments and Cinergy Global Resources) and Nonutility Companies (excluding Nth Power
Fund), and (ii) Cinergy Services and the existing nonutility subsidiaries of CG&E and PSI - KO, Tri-State and South Construction. The terms and conditions of any guarantees would be established at arm's length based upon market conditions.
            Any guarantees issued by Cinergy over the Authorization Period would not exceed at any time outstanding
       $1,000,000,000 in aggregate principal amount ("$1 Billion
       Guarantee Cap"), provided further that (1) any guarantees of Exempt Projects would also be subject to the 100%
       Limitation, and (2) any guarantees of rule 58 companies would also be subject to the aggregate investment limitation of rule 58.
            In connection with the proposed guarantee authority, Applicants request that the Commission's order in this proceeding:
       1.   supersede the Project Parent Order in its entirety;

       2.   supersede the May 1997 Order and the Cinergy
     Solutions Order in part, i.e., solely to the extent these orders authorize Cinergy to issue guarantees on behalf of the respective system companies specified therein; and

       3.   amend the terms of the January 1998 Order solely to
exclude the applicable Cinergy guarantees covered by
            that order (i.e., any guarantees issued on behalf of
            Cinergy Services, KO, Tri-State, Cinergy Resources,
            Cinergy Capital & Trading, Cinergy Technology,         Enertech
Associates together with future rule 58                 companies) from the
scope of the $2 Billion Debt Cap
            prescribed by that order. Henceforth, those guaran-    tees
would be covered by the $1 Billion Guarantee
            Cap, and the $2 Billion Debt Cap would be limited to Cinergy short-term notes, commercial paper and debentures.

3.     The current text under Item 3 ("Applicable Statutory Provisions")
is replaced in its entirety by the following:
            Applicants believe that sections 6(a), 7, 9(a), 10,
       12(b), 12(c), 13, 32, 33 and 34 of the Act and rules 43,
       45, 46, 53, 54, 58, 83, 87 and 90 are or may be applicable to the proposed transactions.
            Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition
       of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered
       holding company system if the conditions of rule 53(a),
       (b) and (c) are satisfied.
            Cinergy currently does not meet the conditions of
       rule 53(a). At June 30, 1998, Cinergy's "aggregate investment," as defined in rule 53(a)(1), in EWGs and FUCOs was approximately $590 million. This amount equals approximately 62% of Cinergy's "consolidated retained earnings," also as defined in rule 53(a)(1) (approximately
       $948 million), which exceeds the 50% "safe harbor" limitation contained in rule 53(a). The 100% Order authorized Cinergy to increase its total investments in EWGs and FUCOs to 100% of consolidated retained earnings.
       Accordingly, although Cinergy's aggregate investment exceeds the 50% safe harbor, that circumstance is expressly permitted under the 100% Order.
            At September 30, 1997, the most recent period for
       which financial statement information was evaluated in
       the 100% Order, Cinergy's consolidated capitalization
       consisted of 44.1% equity and 55.9% debt.  As shown in
       Item I filed herewith, Cinergy's pro forma consolidated capitalization at June 30, 1998, taking into account all non-recourse debt applicable to Cinergy's ownership interest in EWGs and FUCOs, is 35.9% equity and 64.1% debt.
            With respect to earnings, the 100% Order stated that
       Cinergy did not report a full-year operating loss attributable to its investments in EWGs and FUCOs for any year
       1992 through 1996.  That order also stated that Midlands
       Electricity plc ("Midlands"), a FUCO in the United kingdom in which Cinergy has an ownership interest, recorded a one-time extraordinary charge in the third quarter of
       1997 as a result of a windfall profits tax imposed by the authorities in the United Kingdom, of which $109 million was allocable to Cinergy.  However, the 100% Order noted
       that Midland's credit ratings by Standard and Poor's remained unchanged following the charge. Since the date of the 100% Order, Cinergy's investments in EWGs and FUCOs
       have continued to make a positive contribution to
       Cinergy's earnings.
            With respect to the remaining conditions of rule 54,
       Cinergy has complied and will continue to comply with the record-keeping requirements of rule 53(a)(2), the limitation under rule 53(a)(3) on the use of operating
       company personnel in rendering services to EWGs and
       FUCOs, and the requirements of rule 53(a)(4) concerning
       submission of specified filings under the Act to retail
       rate regulatory agencies.  In addition, none of the
       conditions in rule 53(b) has occurred.
4.     The following exhibits are filed herewith:
       Exhibit G-1    Revised Form of Notice
       Exhibit I Pro Forma Capitalization at June 30, 1998
                                SIGNATURE
       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
Dated: September 22, 1998
                                     CINERGY CORP.
                                     By:/s/William L. Sheafer
Vice President and Treasurer
                                     CINERGY INVESTMENTS, INC.
                                     By:/s/William L. Sheafer
Vice President and Treasurer
                                     CINERGY GLOBAL RESOURCES, INC.
                                     By:/s/William L. Sheafer
                                     Vice President and Treasurer
                                ENDNOTES
/1/ Specifically, Applicants propose that, upon issuance of the order requested herein, the Project Parent Order and Commission order dated May 22,
1997 (HCAR No. 26719) (authorizing Cinergy Investments and certain other Cinergy nonutility subsidiaries to pay dividends out of capital surplus to their respective parent companies through December 31, 2002) be superseded in their entirety.
Applicants also request that Commission orders dated February 7, 1997 (HCAR No. 26662) (authorizing the formation of Cinergy Solutions, Inc. and related transactions) and May 30, 1997 (HCAR No. 26723) (authorizing Cinergy to issue guarantees on behalf of Cinergy Services, Inc., certain Cinergy nonutility subsidiaries, and future rule 58 companies in which Cinergy or its subsidiaries acquires an interest) ("May 1997 Order") be superseded in part by the requested order, i.e., to the extent that these prior orders relate to guarantees issued by Cinergy.
Finally, Applicants propose that the requested order amend the terms of Commission order dated January 20, 1998 (HCAR No. 26819) (authorizing Cinergy to issue short-term notes and commercial paper in an aggregate principal amount not to exceed $2 billion, when added to the principal amount of certain other outstanding securities, including guarantees issued pursuant to the May 1997 Order ("$2 Billion Debt Cap")), solely to the extent of excluding the principal amount of guarantees issued pursuant to the May 1997 Order from the coverage of the $2 Billion Debt Cap. Henceforth, those guarantees would be covered by the $1 billion cap applicable solely to guarantees as proposed below, and the $2 Billion Debt Cap would be limited to Cinergy short-term notes, commercial paper and debentures.

/2/ By order dated August 21, 1998 (HCAR No. 26909), the Commission authorized Cinergy to issue up to $400 million principal amount of debentures, subject to various terms and conditions.

/3/ See quarterly rule 24 certificates filed in File No. 70-9011.